

January 13, 2012

Via E-Mail
Mr. Richard M. Whiting
Chief Executive Officer
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri

> **Re: Patriot Coal Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed February 25, 2011**
> **Response Letter dated November 14, 2011**
> **File No. 1-33466**

Dear Whiting:

We have reviewed your filing and response letter and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Note 25 – Commitments and Contingencies, F-33

September 1, 2010 U.S. District Court Ruling, page F-35

1. We have read your responses to prior comments 1 and 2 concerning the FBR water treatment facilities that you are required to install. We would like to better understand your view of the accounting required for the costs of building and operating these facilities. Please address the following points.

    -   You indicate that you have adjusted your rock removal practices with the intent of decreasing or eliminating the amount of selenium-bearing rock that is exposed to water and consequently the amount of selenium subsequently discharged. Please explain how you have adjusted your rock removal practices to accomplish this objective; the manner by which your methods have changed should be clear.

- Tell us the physical locations where the FBR facilities will be constructed and describe the proximity of these locations to current and prior mining operations. Similarly, describe the proximity of the outfalls where you planned to install the ZVI facilities to current and prior mining operations.

- Explain whether the FBR facilities will supplement or replace any of the ZVI facilities for which you had established accruals in the purchase accounting for the acquisition of Magnum Coal Company. The extent to which costs accrued for the ZVI facilities relate to outfalls where you now intend to install the FBR facilities should be clear; describe any measures taken to avoid accruing duplicative costs.

- Explain your rationale for accruing the estimated costs of constructing and operating the ZVI facilities in your purchase accounting and explain how your view of accounting for the estimated costs of building and operating the FBR facilities does not represent an inconsistent approach.

- Describe the extent to which the FBR and ZVI facilities are expected to treat water from outfalls related to overburden or mining materials added from current and future operations. Submit a property map showing the various locations of past and present mining operations, the valley fills and outfalls created and associated with each phase of mining operations, and the locations planned for the FBR and ZVI facilities.

- Identify the specific sources of cash inflows which you have relied upon in determining that the costs of building the two FBR facilities will be recoverable in the future (to support your view of capitalizing such costs) and describe how the overburden associated with the outfalls where such facilities will be built is related to the coal that will be sold to produce these future cash inflows.

- If your assessment of the recoverability of the FBR facilities depends upon cash inflows from future mining operations, please submit details of all projects or phases which have been independently approved, beginning with the area which contributed to the overburden in the related outfalls. In this regard, we would like to understand the extent to which you regard the future cash inflows as pertaining to a single ore body or multiple ore bodies with shared facilities.

- Clarify the extent to which the selenium discharge issues are attributable to mining operations which were not consistent with mining plans that were developed by management and considered appropriate and compliant with the conditions of the permits at the time the operations were conducted so that we may better understand your view of these problems as arising from improper use.

Mr. Richard M. Whiting
Patriot Coal Corporation
January 13, 2012
Page 3

- Submit a timeline chart showing the various mining phases and creations of outfalls associated with the selenium discharge issues and the applicable regulations and changes in regulations pertaining to selenium discharge. Indicate the periods during which you believe mining operations either complied or did not comply with such regulations or related provisions within the mining permits.

- Tell us the extent to which the coal related to the overburden associated with the outfalls where the FBR facilities will be built had been mined prior to your acquisition. Also, quantify any acquisition costs attributable to such areas, any stripping costs incurred subsequently, and the total costs and composition of such costs associated with these areas which remain unamortized in your accounts.

Closing Comments

You may contact John Cannarella at (202) 551-3337 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief